P.O. Box 2600
Valley Forge, PA 19482-2600

610-503-0211
paul_scott@vanguard.com

August 30, 2017

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission                              via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:   Vanguard Variable Insurance Funds (the “Trust”)

File No. 33-32216

Post-Effective Amendment No. 82 – Total International Stock Market Index Portfolio and
Global Bond Index Portfolio (collectively the “Portfolios”)

Dear Ms. Larkin,

This letter responds to your comments provided on July 31, 2017, on the above referenced post-effective amendment.

Comment 1:    Ticker Symbols

Comment:        Please confirm whether the Portfolios will have ticker symbols and if so, please include in the prospectus.

Response:        Because the Portfolios will be available only through variable annuity and variable life insurance contracts, the Portfolios will not obtain ticker symbols.  This is consistent with the practice of the other series of the Trust.

Comment 2:    Total International Stock Market Index Portfolio--Portfolio Turnover

Comment:        The Portfolio Turnover section of the Total International Stock Market Index Portfolio prospectus states, “The Portfolio may pay transaction costs, such as purchase fees, when it buys and sells securities…”  Consider changing “may” to “will” for consistency with the disclosure on page B-72 of the Statement of Additional Information (“SAI”).

Response:        The Total International Stock Market Index Portfolio is a fund of funds that invests in other Vanguard funds.  As such, the Portfolio typically will not pay transaction costs to buy and sell securities.  We have therefore stated that the Portfolio "may" pay transaction costs to address those situations where the Portfolio may buy a security other than another Vanguard fund that may be subject to transaction costs.

Lisa N. Larkin, Esq.

August 30, 2017

Comment 3:    Total International Stock Market Index Portfolio--Tax Information

Comment:        If the Portfolios can be held in a taxable account, please note this in response to Form N-1A, Item 3.

Response:        The Portfolios are only available in connection with variable annuity or variable life insurance contracts, and may not be held in taxable accounts.

Comment 4:    Total International Stock Market Index Portfolio--How to Purchase

Comment:        On page 3, after the portfolio manager disclosure, please add the disclosure required by Item 6 of Form N-1A regarding how to purchase fund shares.

Response:        Section C(3)(d) of the General Instructions to Form N-1A “Modified Prospectuses for Certain Funds” provides that a fund may modify or omit, if inapplicable, the information required by Item 6 for funds used as investment options for (C) a variable contract as defined in section 817(d) of the Internal Revenue Code, if covered in a separate account prospectus.  We have omitted the Item 6 disclosure pursuant to this instruction.

Comment 5:    Total International Stock Market Index Portfolio--More on the Portfolio

Comment:        Please identify the symbol reference in this section as it is not visible in the Edgar filing.

Response:        This section includes a flag symbol which Vanguard utilizes to highlight certain information throughout the typeset version of the prospectus.

Comment 6:    Total International Stock Market Index Portfolio--FTSE Index

Comment:        Page 8 of the prospectus for the Total International Stock Market Index Portfolio lists the allocations by region of the FTSE Global All Cap ex US Index as of December 31, 2016.  Supplementally explain how often this information is updated.

Response:        This data will be updated annually in connection with the annual update of the Portfolio’s prospectus.

Comment 7:    Total International Stock Market Index Portfolio--Temporary Investment Measures

Comment:        Supplementally explain how the Portfolio may invest beyond its normal limits in derivatives.

Response:        We have modified the disclosure in the Temporary Investment Measures section to remove the reference to “normal limits.”  As a fund-of-funds, the Portfolio does not typically invest in derivatives or exchange-traded funds, but may do so as a temporary investment measure.

Lisa N. Larkin, Esq.

August 30, 2017

Comment 8:    Back Cover

Comment:        Please ensure that the SEC file number on the back cover page complies with Item 1(b)(4) of Form N-1A.

Response:        We will ensure that the SEC file number complies with requirements of Item 1(b)(4).

Comment 9:    Global Bond Index Portfolio—Principal Investment Strategies

Comment:        The Principal Investment Strategies section indicates that the Global Bond Index Portfolio will have an allocation of approximately 70% of its assets in domestic fixed income securities and 30% to non-U.S. fixed income securities.  Please explain supplementally how this complies with the Securities and Exchange Commission (“SEC”) staff’s position that a fund with “global” in the name should invest at least 40% of its assets in non-U.S. securities.

Response:        We believe that the disclosure concerning the Global Bond Index Portfolio’s allocation between domestic fixed income securities and non-U.S. fixed income securities is consistent with SEC and staff guidance concerning the use of the term “global” in fund names. Footnote 42 to the adopting release for the Fund Names Rule, Rule 35d-1 under the Investment Company Act of 1940, IC-24828 (January 17, 2001), clarifies that the appearance of the term “global” or “international” in a fund's name does not trigger the 80% test of Rule 35d-1. The release notes that "[the SEC] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world."  The SEC staff’s “Frequently Asked Questions About Rule 35d-1 (Fund Names Rule)” dated December 4, 2001, provides similar guidance in Question 10, citing the adopting release.

The Global Bond Index Portfolio’s investment strategy conforms to the guidance found in the above footnote and other SEC staff guidance and we, therefore, respectfully decline to make the requested change.

Comment 10:  Global Bond Index Portfolio—Nondiversification risk

Comment:        For purposes of plain English disclosure, consider stating that the Portfolio is diversified, rather than “considered diversified.”

Response:        We have made this requested change.

Comment 11:  Global Bond Index Portfolio--Security Selection

Comment:        Please correct the reference to the Vanguard Total International Bond Index Fund in the last line of this section above the gray box “Plain Talk About Fund of Funds.”

Response:        We have corrected this sentence to read, “The Portfolio currently intends to obtain this exposure by investing in Vanguard Total International Bond Index Fund.”

Lisa N. Larkin, Esq.

August 30, 2017

Comment 12:  SAI

Comment:        On page B-4, Fundamental Policies – Investment Objectives, in the sentence that indicates that the investment objective may not be changed without a shareholder vote, indicate the type of shareholder vote needed as required by Item 16(c)(2) of Form N-1A.

Response:        We have revised this sentence to state that the investment objective may not be changed without the approval of a majority of a Portfolio’s shareholders.  We note that the term “majority” is defined in the lead-in paragraph to the Fundamental Policies section as shares representing the lesser of (1) 67% or more of the Portfolio’s net assets voted, so long as shares representing more than 50% of the Portfolio’s net assets are present or represented by proxy or (2) more than 50% of the Portfolio’s net assets.

Comment 13:  SAI—Brexit Disclosure

Comment:        Consider whether it is necessary to include disclosure in the SAI about the risks of Brexit.

Response:        The prospectus for the Portfolios includes disclosure regarding “Country/Regional Risk,” which relates to “the chance that world events – such as political upheaval, financial troubles, or natural disasters – will adversely affect the value or liquidity of securities issued by companies in foreign countries or regions.”  In IM Guidance Update 2016-02 (Mar. 2016), the SEC staff noted that appropriate methods of providing risk disclosure related to current events included updates to the prospectus, shareholder reports, or fund website.  Previously, Vanguard has included disclosure regarding Brexit in shareholder reports.  To the extent that the United Kingdom’s withdrawal from the EU may materially impact the Portfolios in the future, we would expect to include such disclosure in shareholder reports, or in an update to the prospectus.  As a result, we respectfully decline to include such disclosure in the SAI at this time.

Please contact me at (610) 503-0211 with any questions or comments regarding the above response.  Thank you.

Sincerely,

Paul W. Scott

Senior Counsel

The Vanguard Group, Inc.